Exhibit 99.1

WISeKey Issues CEO Letter to Shareholders

Geneva, Switzerland – May 6, 2026 — WISeKey International Holding Ltd ("WISeKey" or the "WISeKey Group") (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, post-quantum semiconductor, and IoT company, today issued the following letter to shareholders from its Founder and Chief Executive Officer, Carlos Moreira.

Dear Shareholders, Partners, and Friends,

I would like to personally share with you the key developments that define where WISeKey stands today, and more importantly, where we are going.

A Defining Year with Strong Momentum

2025 was a defining year for WISeKey. We delivered $19.3 million in revenue, representing 62% year-over-year growth, with SEALSQ contributing the majority of this performance and growing 66%. Momentum compounded throughout the year with Q4 2025 alone contributing $8 million in revenue, doubling Q4 2024 and representing 100% sequential year-over-year acceleration. That trajectory has carried into 2026, with Q1 2026 revenue of $4.2 million, representing 200% growth versus Q1 2025.

Equally important, we fundamentally transformed our balance sheet. We closed the year with $429 million in cash and short-term investments, strengthening further to over $535 million as of April 2026. This positions us among a select group of companies in our sector with the financial capacity to execute a long-term, capital-intensive strategy without compromise.

From Innovation to Commercialization

We are now entering a critical transition, from technology validation to commercial execution.

That progress is converting directly into pipeline. SEALSQ’s current commercial pipeline exceeds $200 million for the 2026–2029 period, with significant traction around our QS7001 and QVault TPM platforms. The successful completion of EAL5+ certification and NIST validation for QS7001 places us on track to begin production revenues in late 2026.

This is not a projection, it is the natural next step in a process we have been building for years.

2026: The Year of Convergence

We have defined 2026 as WISeKey’s “Year of Convergence.”

What this means is simple: our five core pillars: SEALSQ, WISeSat.Space, SEALCOIN, WISeID/INeS, and WISe.Art, are no longer operating independently. They are now integrated into a single, vertically aligned quantum-secure platform.

This convergence allows us to deliver something unique: an end-to-end ecosystem combining secure semiconductors, trusted identity, blockchain transactions, and satellite-based infrastructure.

Building the Quantum Spatial Orbital Cloud

Our progress in space infrastructure continues at pace. Through WISeSat, we have secured access to 21 launched satellites, with 14 currently operational, and we remain on track toward a 100-satellite constellation.

This milestone enables the development of our Quantum Spatial Orbital Cloud (QSOC), a space-based quantum-secure infrastructure delivering quantum key distribution, quantum random number generation, and post-quantum digital identity services as a global managed service from orbit. Built on a dual-layer architecture, WISeSat managing the orbital infrastructure, SEALSQ operating the quantum cloud layer, QSOC is designed to deliver 99.9% uptime to enterprise and government clients worldwide.

Strategic Capital Deployment: The SEALSQ Quantum Fund

We have significantly expanded the SEALSQ Quantum Fund total capacity to $200 million, and have deployed capital into highly targeted investments that strengthen our vertical integration:

•	IC’ALPS, adding critical chip design capabilities
•	Quantix Edge Security, building Europe’s first sovereign post-quantum semiconductor center
•	WeCan Group, integrating secure KYC solutions
•	EeroQ, advancing CMOS-compatible quantum hardware
•	ColibriTD, improving manufacturing efficiency

These are not financial investments, they are strategic extensions of our core platform.

A Market Moving in Our Favor

The global regulatory environment is now aligning rapidly with our strategy.

The National Security Agency CNSA 2.0 mandate requires quantum-resistant security standards by January 2027 while and the Trump administration named post-quantum cryptography a core pillar of its National Cyber Strategy in March 2026. Combined with the finalization of NIST post-quantum cryptography standards, this creates a clear and immediate demand for the technologies we have been developing.

We are already seeing this translate into pipeline growth across defense, federal systems, and IoT ecosystems.

Looking Ahead

As we move through 2026, we expect several key milestones:

•	First commercial production revenues from QS7001
•	Completion of the WISeSat Nasdaq listing
•	Continued deployment of the SEALSQ Quantum Fund
•	Expansion of commercial partnerships
•	Opening of our Geneva Quantum Centre of Excellence

We are also reaffirming our expectation of 50% to 100% revenue growth in 2026, driven by the commercial acceleration of SEALSQ.

Our Mission

The quantum threat to today’s digital infrastructure is no longer theoretical, it is inevitable. Adversaries are already operating under a "harvest now, decrypt later" strategy, intercepting encrypted communications today with the intent to decrypt them once quantum capability arrives. The window to act is measured in months, not years.

The companies that will lead the next decade are those capable of integrating sovereign silicon, trusted identity, secure communications, and quantum-resistant computing into a unified platform. And few companies in the world are positioned to deliver all of them in an integrated, certified, and commercially deployable form. That is precisely what WISeKey has been building.

And today, I am proud to say that I am proud to say that we are no longer just building this platform, we are beginning to monetize it.

Thank you for your continued trust and support.

Carlos Moreira

CEO

WISeKey

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA, which specializes in RoT and PKI solutions for secure authentication and identification in IoT, blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This communication contains forward-looking statements concerning WISeKey International Holding Ltd and/or its subsidiaries (collectively, “WISeKey,” “our” or “us”) and its businesses. Forward-looking statements can be identified by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that could cause WISeKey’s actual results, financial condition, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include: our ability to convert our pipeline into actual sales; the ability to realize WISeKey’s anticipated growth strategies and profitability; the development of post-quantum cryptography products and the potential market for such products; WISeKey’s plans for global customer base expansion; the expansion of the WISeSat project and the QSOC initiative; the timing and expected revenues from the commercial deployment of the QS7001 quantum-resistant semiconductor; the sufficiency of cash to meet liquidity needs; WISeKey’s ability to attract and retain customers; changes in economic conditions; market demand and semiconductor industry conditions; and the risks discussed in WISeKey’s filings with the SEC. WISeKey is providing this communication as of this date and does not undertake to update any forward-looking statements as a result of new information, future events or otherwise.

Statements regarding our business pipeline are based on management's current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com